Exhibit 99.1

JA Solar Announces Second Quarter 2016 Results

BEIJING, August 17, 2016— JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced its unaudited financial results for its second quarter ended June 30, 2016.

Second Quarter 2016 Highlights

•                  Total shipments were 1,380.8 megawatts (“MW”), consisting of 1,229.3 MW of modules and cells to external customers, and 151.5 MW of modules to the Company’s own downstream projects. External shipments were up +55.5% y/y and up +18.4% sequentially

•                  Shipments of modules and module tolling were 1,134.2 MW, an increase of +58.1% y/y and an increase of +23.4% sequentially

•                  Shipments of cells and cell tolling were  95.1  MW, an increase of +29.6% y/y and a decrease of 20.0% sequentially

•                  Net revenue was RMB 4.1 billion ($619.0 million), an increase of +51.9% y/y and an increase of +18.6% sequentially

•                  Gross margin was 15.3%, a decrease of 110 basis points y/y and a decrease of 130 basis points sequentially

•                  Operating profit was RMB 188.0 million ($28.3 million), compared to RMB 156.1 million ($23.5 million) in the second quarter of 2015, and RMB 223.3 million ($33.6 million) in the first quarter of 2016

•                  Net income was RMB 164.1 million ($24.7 million), compared to RMB 136.0 million ($20.5 million) in the second quarter of 2015, and RMB 158.0 million ($23.8 million) in the first quarter of 2016

•                  Earnings per diluted ADS were RMB 2.87 ($0.43), compared to RMB 2.26 ($0.34) in the second quarter of 2015, and RMB 2.74 ($0.41) in the first quarter of 2016

•                  Cash and cash equivalents were RMB 2.0 billion ($303.0 million), a decrease of RMB 321.0 million ($48.3 million) during the quarter

•                  Non-GAAP earnings1 per diluted ADS were RMB 2.04 ($0.31), compared to RMB 1.67 ($0.25) in the second quarter of 2015, and RMB 2.33 ($0.35) in the first quarter of 2016

Mr. Baofang Jin, Chairman and CEO of JA Solar, commented, “Second quarter results were in line with our expectations, with shipments and revenue growing over 50% year-over-year.  We are also encouraged by our downstream project development achievements as we successfully connected approximately 250 MW of solar projects to the grid in the quarter.  As expected, China was our strongest market in the quarter, driven by accelerated activity ahead of subsidy reductions that occurred this summer.”

1  JA Solar adjusts net income attributable to the Company’s ordinary shareholders to exclude (1) changes in fair value of certain warrants granted to certain investors in a registered direct offering (the “Offering”) closed on August 16, 2013, and (2) fair value of such warrants exceeding net proceeds from the Offering.

Mr. Jin continued, “While regulatory change should slow the domestic Chinese market in the second half of the year, we believe our balanced global footprint and flexible business model will allow us to adjust to evolving market conditions.  We are carefully controlling capital expenditures and staffing, and selling effort is focused on more robust markets outside of China.  Our project business provides flexibility in our business model, since we can accelerate or slow down activity in order to balance demand for our modules.  The JA team remains focused on executing our business strategy to provide our customers with high-quality products in 2016 and beyond.”

All shipment and financial figures refer to the quarter ended June 30, 2016, unless otherwise specified.  All “year over year” or “y/y” comparisons are against the quarter ended June 30, 2015.  All “sequential” comparisons are against the quarter ended March 31, 2016.

Total shipments were 1,380.8 MW, largely in line with the low end of the previously announced guidance range of 1,400 to 1,500 MW. External shipments of 1,229.3 MW increased 55.5% year-over-year and increased 18.4% sequentially.

External shipments breakdown by product (MW)

	2015Q2	2016Q1	2016Q2	QoQ%	YoY%
Modules and module tolling	717.4	919.4	1,134.2	23.4%	58.1%
Cells and cell tolling	73.4	118.9	95.1	-20.0%	29.6%
Total	790.8	1,038.3	1,229.3	18.4%	55.5%

External shipments breakdown by region (percentage)

	2015Q2	2016Q1	2016Q2	QoQ(pp)	YoY(pp)
China	45.3%	59.6%	63.9%	4.3 pp	18.6 pp
APAC ex-China	31.9%	26.7%	12.0%	-14.7 pp	-19.9 pp
Europe	14.8%	5.6%	3.7%	-1.9 pp	-11.1 pp
Americas	0.6%	4.5%	9.3%	4.8 pp	8.7 pp
Others	7.4%	3.6%	11.1%	7.5 pp	3.7 pp

Net revenue was RMB 4.1 billion ($619.0 million), an increase of 51.9% y/y and an increase of 18.6% sequentially.

Gross profit of RMB 628.3 million ($94.5 million) increased 41.4% y/y and increased 9.2% sequentially. Gross margin was 15.3%, which compares to 16.4% in the year-ago quarter, and 16.6% in the first quarter of 2016.

Total operating expenses of RMB 440.3 million ($66.3 million) were 10.7% of revenue.  This compares to operating expenses of 10.6% of revenue in the year-ago quarter, and 10.1% of revenue in the first quarter of 2016.

Operating profit was RMB 188.0 million ($28.3 million), compared to RMB 156.1 million ($23.5 million) in the year-ago quarter, and RMB 223.3 million ($33.6 million) in the first quarter of 2016. Operating margin was 4.6%, compared with 5.8% in the prior year period and 6.4% in the previous quarter.

Interest expense was RMB 68.8 million ($10.4 million), compared to RMB 58.6 million ($8.8 million) in the year-ago quarter, and RMB 67.3 million ($10.1 million) in the first quarter of 2016.

The change in fair value of warrant derivatives was gain of RMB 47.4 million ($7.1 million), compared with RMB 35.1 million ($5.3 million) in the year-ago quarter, and positive RMB 23.4 million ($3.5 million) in the first quarter of 2016. The warrants were issued on August 16, 2013 in conjunction with the Company’s $96 million registered direct offering, and expired on August 16, 2016. The non-cash gain was mainly due to a decline in the time value of the warrants as they approached expiry.  In addition, the value of the warrants was impacted by the decline in the price of the company’s ADS during the quarter.

Earnings per diluted ADS were RMB 2.87 ($0.43), compared to earnings per diluted ADS of RMB 2.26 ($0.34) in the year-ago quarter, and earnings per diluted ADS of RMB 2.74 ($0.41) in the first quarter of 2016.

Liquidity

As of June 30, 2016, the Company had cash and cash equivalents of RMB 2.0 billion ($303.0 million), and total working capital of RMB 1.1 billion ($162.2 million).  Total short-term borrowings were RMB 2.8 billion ($426.6 million). Total long-term borrowings were RMB 3.3 billion ($489.3 million), of which RMB 630.3 million ($94.8 million) were due in one year.

Business Outlook

For the third quarter of 2016, the Company expects total cell and module shipments to be in the range of 1,200 to 1,300 MW.  For the full year, the Company reiterates its prior shipment guidance of 5.2 to 5.5 GW, including 250 to 300 MW of module shipments to the Company’s downstream projects. Revenues will not be recognized for the modules shipped to the Company’s downstream projects as required by U.S. GAAP.

Investor Conference Call / Webcast Details

JA Solar’s management will host an earnings conference call on August 17, 2016 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. China Time).

Dial-in details for the earnings conference call are as follows:

	Phone Number	Toll-Free Number
United States	+1 8456750437	+1 8665194004
Hong Kong	+852 30186771	+852 800906601
Mainland China	+86 8008190121 +86 4006208038
Other International	+65 67135090

Please dial in 10 minutes before the call is scheduled to begin and provide the pass code to join the call. The pass code is “JA Solar”.

A replay of the conference call may be accessed by phone at the following numbers until August 25, 2016. To access the replay, please reference the conference ID 60199319.

	Phone Number	Toll-Free Number
United States	+1 6462543697	+1 8554525696
Hong Kong	+852 30512780	+852 800963117
Mainland China	+86 8008700206 +86 4006322162
Other International	+61 281990299

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2016, which was RMB 6.6459 to $1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2016, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 4.0 GW of solar power products in 2015. JA Solar is headquartered in Beijing, China, and maintains production facilities in Shanghai, Hebei, Jiangsu and Anhui provinces in China, as well as Penang, Malaysia.

For more information, please visit www.jasolar.com.

Contact:

The Blueshirt Group

Ralph Fong

Phone: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations and Comprehensive Income

(Unaudited)

	For three months ended
	Jun. 30, 2015	Mar. 31, 2016	Jun. 30, 2016	Jun. 30, 2016
	RMB’000	RMB’000	RMB’000	USD’000

Net revenues	2,708,096	3,469,714	4,113,592	618,967
Cost of sales	(2,263,838)	(2,894,352)	(3,485,300)	(524,429)
Gross profit	444,258	575,362	628,292	94,538
Selling, general and administrative expenses	(254,479)	(312,475)	(396,294)	(59,630)
Research and development expenses	(33,663)	(39,599)	(44,043)	(6,627)
Total operating expenses	(288,142)	(352,074)	(440,337)	(66,257)
Income from operations	156,116	223,288	187,955	28,281
Interest expense	(58,555)	(67,273)	(68,804)	(10,353)
Change in fair value of warrant derivatives	35,096	23,447	47,417	7,135
Other income, net	30,401	16,281	30,878	4,646
Income before income taxes	163,058	195,743	197,446	29,709
Income tax expense	(27,028)	(37,769)	(33,357)	(5,019)
Net income	136,030	157,974	164,089	24,690
Less: income attributable to noncontrolling interest	535	1,317	388	58
Net income attributable to JA Solar Holdings	135,495	156,657	163,701	24,632

Net income per share attributable to ordinary shareholders:
Basic (Note)	0.45	0.55	0.57	0.09
Diluted	0.45	0.55	0.57	0.09

Weighted average number of shares outstanding:
Basic	248,906,272	234,290,842	234,290,842	234,290,842
Diluted	249,222,492	234,521,962	234,443,142	234,443,142

Comprehensive income
Net income	136,030	157,974	164,089	24,690
Foreign currency translation adjustments, net of tax	4,045	(140)	(22,068)	(3,321)
Other comprehensive income/(loss)	4,045	(140)	(22,068)	(3,321)
Comprehensive income	140,075	157,834	142,021	21,369
Income attributable to noncontrolling interest	535	1,317	388	58
Comprehensive income attributable to JA Solar Holdings	139,540	156,517	141,633	21,311

NON-GAAP RECONCILIATION

GAAP net income attributable to JA Solar Holdings	135,495	156,657	163,701	24,632
Change in fair value of warrant derivatives	(35,096)	(23,447)	(47,417)	(7,135)
Non-GAAP net income attributable to JA Solar Holdings	100,399	133,210	116,284	17,497

Non-GAAP net income per share attributable to ordinary shareholders:
Basic	0.33	0.47	0.41	0.06
Diluted	0.33	0.47	0.41	0.06

Non-GAAP weighted average number of shares outstanding:
Basic	248,906,272	234,290,842	234,290,842	234,290,842
Diluted	249,222,492	234,521,962	234,443,142	234,443,142

Note:  JA Solar excludes net income attributable to the participating warrant holder of RMB 29.2 million (US$4.4 million) from the numerator of basic EPS in the second quarter of 2016.

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations

(Unaudited)

	For six months ended
	Jun. 30, 2015	Jun. 30, 2016	Jun. 30, 2016
	RMB’000	RMB’000	USD’000

Net revenues	5,111,450	7,583,306	1,141,050
Cost of sales	(4,280,498)	(6,379,652)	(959,938)
Gross profit	830,952	1,203,654	181,112
Selling, general and administrative expenses	(452,461)	(708,769)	(106,648)
Research and development expenses	(72,733)	(83,642)	(12,586)
Total operating expenses	(525,194)	(792,411)	(119,234)
Income from operations	305,758	411,243	61,878
Interest expense	(125,151)	(136,077)	(20,475)
Change in fair value of warrant derivatives	21,202	70,864	10,663
Other income, net	8,519	47,159	7,096
Income before income taxes	210,328	393,189	59,162
Income tax expenses	(39,323)	(71,126)	(10,702)
Net income	171,005	322,063	48,460
Less: income/(loss) attributable to noncontrolling interest	(19)	1,705	257
Net income attributable to JA Solar Holdings	171,024	320,358	48,203

Net income per share attributable to ordinary shareholders:
Basic	0.57	1.12	0.17
Diluted	0.57	1.12	0.17

Weighted average number of shares outstanding:
Basic	248,824,410	234,290,842	234,290,842
Diluted	249,113,640	234,482,552	234,482,552

Comprehensive income
Net income	171,005	322,063	48,460
Foreign currency translation adjustments, net of tax	2,066	(22,208)	(3,342)
Other comprehensive income/(loss)	2,066	(22,208)	(3,342)
Comprehensive income	173,071	299,855	45,118
Income/(loss) attributable to noncontrolling interest	(19)	1,705	257
Comprehensive income attributable to JA Solar Holdings	173,090	298,150	44,861

NON-GAAP RECONCILIATION

GAAP net income attributable to JA Solar Holdings	171,024	320,358	48,203
Change in fair value of warrant derivatives	(21,202)	(70,864)	(10,663)
Non-GAAP net income attributable to JA Solar Holdings	149,822	249,494	37,540

Non-GAAP net income per share attributable to ordinary shareholders:
Basic	0.50	0.87	0.13
Diluted	0.50	0.87	0.13

Non-GAAP weighted average number of shares outstanding:
Basic	248,824,410	234,290,842	234,290,842
Diluted	249,113,640	234,482,552	234,482,552

JA Solar Holdings Co., Ltd.

Condensed Consolidated Balance Sheets

(Unaudited)

	Dec. 31,	Jun. 30,
	2015	2016	2016
	RMB’000	RMB’000	USD’000

ASSETS
Current assets:
Cash and cash equivalents	2,883,294	2,013,944	303,036
Restricted cash	663,518	974,659	146,656
Accounts receivable	2,872,775	3,240,070	487,529
Notes receivable	837,711	73,628	11,079
Inventories	1,660,543	3,256,803	490,047
Advances to suppliers	473,310	362,573	54,556
Other current assets	633,354	1,036,549	155,968
Total current assets	10,024,505	10,958,226	1,648,871
Property and equipment, net	4,365,348	5,205,686	783,293
Project asset	1,028,615	2,333,920	351,182
Advances to suppliers	195,341	139,816	21,038
Prepaid land use rights	428,495	511,333	76,940
Long-term investment	55,169	64,210	9,662
Other long term assets	208,430	254,265	38,259
Total assets	16,305,903	19,467,456	2,929,245
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	2,194,957	2,835,421	426,642
Accounts payable	2,389,467	3,553,296	534,660
Advances from customers	691,867	713,839	107,410
Current portion of long term borrowings	238,400	630,297	94,840
Derivative liabilities-warrants	71,237	17	3
Accrued and other liabilities	1,588,885	2,147,582	323,146
Total current liabilities	7,174,813	9,880,452	1,486,701
Long-term borrowings	2,461,017	2,621,414	394,441
Other long term liabilities	752,925	747,471	112,471
Total liabilities	10,388,755	13,249,337	1,993,613
Total JA Solar Holdings shareholders’ equity	5,819,695	6,118,761	920,682
Noncontrolling interest	97,453	99,358	14,950
Total shareholders’ equity	5,917,148	6,218,119	935,632
Total liabilities and shareholders’ equity	16,305,903	19,467,456	2,929,245